4-1-02

9/25/00

02030035

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 of

the Securities Exchange Act of 1934

For the period of April 1, 2002 to April 1, 2002

Crystallex International Corporation
(Translation of registrant's name into English)

Suite 902, 700 West Pender Street, Vancouver, BC, V6C 1G8, Canada
(Address of principal executive offices)

[indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X   Form 40-F ____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ____   No X

April 1, 2002

Trading Symbol on TSE and Amex -KRY
RM: 4-02

CRYSTALLEX REPORTS RESULTS FOR FOURTH QUARTER AND YEAR 2001
Positive cash flow derived from increased revenue and expanded production

VANCOUVER, BC --April 1, 2002 -- CRYSTALLEX INTERNATIONAL CORPORATION (KRY on TSE and Amex) today announced that its operating revenue for the year ended December 31, 2001 increased 16.5 percent to C$55,593,068 from C$47,732,737 reported for 2000. Net income for 2001 was C$68,394 or C$0.00 per basic and diluted share, compared with C$3,304,556 or C$0.06 per basic and diluted share in 2000. Cash flow from operating activities was C$10.5 million (C$0.15 per share) compared to C$11.0 million (C$0.21 per share) in 2000. The Company's gold production in 2001 was 109,647 ounces compared to 95,563 ounces in 2000.

The Company's operating costs were C$39.8 million (C$363 per ounce) in 2001 compared with C$30.5 million (C$320 per ounce) in 2000. The increase was primarily due to the higher level of operating activities in Venezuela and a full year of operation there, as opposed to a partial year of operation in 2000 as the acquisition of Bolivar Goldfields occurred in the second half of the year. Those activities centered on the commencement of mining at La Victoria and the transition to underground mining at the Charlie Richards deposit. In addition, processing costs were higher due to a lower average grade of ore having been processed through the Revemin mill during 2001. The mixing of ores from several deposits also lowered the recovery rate from nearly 95 percent in 2000 to slightly more than 90 percent in 2001. The Company expects the average grade and the recovery rate to increase toward previous levels in 2002. Higher expenses were also incurred in Uruguay, due to the commissioning of a new water treatment facility and the commencement of mining on the Santa Teresa deposit of the San Gregorio mine.

<u>2001 Highlights</u>

- Revenue: C$55.6 million
- Operating Cash Flow: C$10.5 million or C$0.15 per share
- Gold production: 109,647 ounces
- Cash cost to produce US$223 per ounce
- Average price per ounce realized US$327 per ounce
- Completed takeover bid of El Callao Mining Corporation (ECM), and received approximately 80% of ECM's outstanding shares
- Began mining and milling ore from the La Victoria open pit in Venezuela's El Callao region
- Commenced a 10,000 metre diamond drill program focused on converting La Victoria's inferred resources into mineable reserves
- Concluded a positive feasibility study on the Albino and Charlie Richards underground deposits in Venezuela

- Collared the portal for the new Charlie Richards underground mine and had advanced the decline by 50 metres by year-end
- Advanced discussions with the Venezuelan government aimed at favorably resolving Cristinas 4 & 6 issues
- Added to the TSE300 Composite Index
- Consumated a C$7,000,000 private placement with the Ontario Municipal Employees Retirement Board "OMERS" and Kilmer Van Nostrand
- Increased cash position to C$14.4 million and shareholders' equity to C$144 million

Fourth quarter 2001 revenue decreased to C$13,361,803 from C$16,366,713 in the 2000 fourth quarter. Net earnings were a loss of C$(832,430) compared to a profit of C$397,961 in 2000. Cash flow from operating activities in fourth quarter 2001 was C$6.0 million (C$0.09 per share) compared to C$2.3 million (C$0.04 per share in 2000). Gold production in the 2001 fourth quarter was 29,452 ounces versus 30,235 ounces in the 2000 fourth quarter.

In December 2001, the Company completed a C$7 million private placement of Crystallex shares, with The Ontario Municipal Employees Retirement Board (OMERS) and Kilmer Van Nostrand Co. Limited. The private placement consisted of 3,111,111 units at a price of C$2.25 raising proceeds of C$7,000,000. Each unit consists of one common share and one common share purchase warrant. The warrants entitle the holder to acquire one common share at a price of C$3.00 until December 24, 2003.

Marc J. Oppenheimer, Crystallex's President and Chief Executive Officer, commented on the accelerated pace of the Company's activities both in Venezuela and Uruguay. "This was a very good year of growth for Crystallex. We assimilated our recent acquisitions, increased gold production by 15 percent. In addition to increasing our production profile, we refined our processing capabilities to handle ore from several sources, and soon will be operating two new underground mines in Venezuela that will supply high-grade ore to our Revemin mill."

"Even though the wider range of activities increased operating expenses, we ended the year with significantly more working capital and greater liquidity than in the previous year. Much of this increased liquidity resulted from the C$7 million private placement of Crystallex shares, with OMERS and Kilmer, the proceeds from which we will use primarily for our future growth. I'm pleased that this and many of our other pursuits in 2001 have had a very positive effect on shareholder equity, increasing it from C$111 million in 2000, to C$144 million in 2001. The additional investment and expansion we are undertaking in Venezuela will lead Crystallex to higher production levels and enhance our cashflows through lower production costs."

URUGUAY

San Gregorio: During 2001, 1.1 million tonnes were processed at the mill to produce 66,957 ounces of gold at a cash cost of US$218 per ounce. In the fourth quarter, the San Gregorio mill operated at a rate of 3,118 tonnes per day processing nearly 280,630 tonnes with a head grade of 2.17 grams per tonne and yielding nearly 18,000 ounces, a considerable increase over previous quarters. In addition to the better head grades, the Company was able to reduce soluble losses, thus improving the mill's recovery rate to nearly 92 percent. With further research and adjustments, Crystallex hopes to further increase the recovery rate. These factors and certain cost cutting measures implemented by management personnel at the San Gregorio operation resulted in a cash cost per ounce of approximately US$218.
In the third quarter of 2001, Crystallex began extracting material from the Santa Teresa ore bodies located one kilometre west of the San Gregorio main pit. Initial production from Santa Teresa has exceeded the

geological model's projections in terms of tonnes and grades.

VENEZUELA

La Victoria: In April 2001, Crystallex began mining at La Victoria, the largest of the six Lo Increible deposits. By the end of the year, the Company had processed 297,343 tonnes grading 3.09 g/t Au with a recovery rate of 89.7 percent, yielding 26,504 ounces of gold. Previous calculations carried out by MRDI concluded Lo Increible contains indicated resources of 8.87 million tonnes grading 3.39 grams per tonne gold and inferred resources of 15.08 million tonnes grading 3.26 g/t Au at a cutoff grade of 1.0 g/t Au. Phase I of the Company's 10,000 metre drill program at La Victoria has defined several broad mineralized intervals including 20.5 metres @ 14.1 g/t Au (LV-01-003); 17.2 metres @ 4.41 g/t Au and 33.1 metres @ 8.07 g/t Au (LV-01-013); 7.65 metres @ 10.85 g/t Au (LV-01-009); 6.90 metres @ 9.08 g/t Au (LV-01-027); 11.70 metres @ 5.64 g/t Au (LV-01-029); 7.60 metres @ 8.37 g/t Au (LV-01-022); 4.50 metres @ 7.89 g/t Au, 12.65 metres @ 5.35 Au and 8.50 metres @ 5.50 g/t Au (LV-01-002). The assaying was conducted at the Revemin Laboratory in El Callao, Venezuela, utilizing standard fire assay techniques with AA finish. The Company plans to continue its drill program in 2002 to upgrade La Victoria's inferred resources to indicated resources and probable reserves.

Tomi: During 2001, the Company processed 121,565 tonnes of ore with a grade of 3.11 g/t Au and a recovery rate of 91.6 percent, yielding 11,132 ounces of gold from the Tomi deposits.
Drilling below Tomi's Charlie Richards pit has identified an underground deposit that, according to a feasibility study conducted by Mine Development Associates of Reno, Nevada (MDA) contains probable reserves of 163,000 tonnes grading 14.48 grams per tonne to a vertical depth of 200 metres below surface. The reserves were calculated at a cutoff grade of 5.0 g/t Au based on a gold price of US$265 per ounce. The Charlie Richards underground deposit is open at depth and there is potential to add significant resources both in the vicinity of the existing mineralization and down plunge. In the fourth quarter 2001, Crystallex collared the portal for the mine and started developing the access to this underground ore-body. The Company plans to extract first ore from the mine in July 2002.

Albino 1: The Company is also developing an underground mine at its Albino 1 concession in Venezuela's Kilometre 88 region. The Tomi study conducted by MDA also included portions of the Albino 1 deposit. It concluded that the Conductora portion of the deposit contains 82,000 tonnes of proven reserves grading 14.81 g/t Au and 96,830 tonnes of probable reserves grading 14.66 g/t Au. The Albino reserves were calculated using a gold price of US$270 per ounce and a cutoff grade of 8.0 g/t Au. These mineable reserves are included in a global Measured and Indicated resource of 3.27 million tonnes grading 4.02 g/t Au at a 0.5 g/t Au cutoff. Crystallex plans to begin the development for underground mining in the second quarter 2002 with the first ore being accessed late 2002.

Revemin mill: During the fourth quarter, the Revemin mill operated at a rate of 1,441 tonnes per day. Crystallex is commencing a phased expansion of the mill that will increase its capacity to 1,800 tonnes per day in 2002, and to 3,000 tonnes per day in 2003. Currently processing ore from La Victoria, Tomi and nearby concessions, the mill will have the capacity to handle material trucked in from the Albino 1 and Charlie Richards underground mines as well. The high-grade ore from these underground operations will supplement that from the open pit mines and will result in further reductions in Crystallex's operating unit costs as well as greater production levels. In addition to the material mined from La Victoria and Tomi, Revemin processed an additional 19,383 tonnes of material from nearby concessions grading 8.98 g/t Au to yield 5,054 ounces at a recovery rate of 90.3%.

Cristinas 4 & 6: Crystallex believes that it continues to make progress regarding the issue of ownership of the Cristinas 4 & 6 concessions, and is encouraged by the decisions made by the Venezuelan authorities during the past twelve months. In November of 2001, the Venezuelan government cancelled the mining rights held by Minca and took possession of the contested properties.

About Crystallex
Crystallex International Corporation is a gold mining and exploration company. The Company's strategy for growth is to develop its portfolio of properties in South America as well as to diversify geographically by investing in producing or near-production projects and by exploring properties of merit in other areas of the world.

Financial results for the three months and full year periods are reported in the attached table.

The full annual financial statements of Crystallex will be available on Sedar and the Crystallex website.

On Behalf of the Board:

Marc J. Oppenheimer, President & CEO

For Further Information:
Contact: A Richard Marshall, VP at (201) 541-6650 or Andrea Boltz at (604) 683-0672
To receive previous Company releases: (800) 758-5804 ext.114620
Visit us on the Internet: http://www.crystallex.com

Note:
This news release may contain certain "forward-looking statements" within the meaning of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Crystallex, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed under the heading "Risk Factors" and elsewhere in documents filed from time to time with The Toronto Stock Exchange, the United States Securities and Exchange Commission and other regulatory authorities.

The Toronto Stock Exchange has not reviewed this release and does not accept responsibility for the adequacy or accuracy of this news release.

(Table Attached)

CRYSTALLEX INTERNATIONAL CORPORATION
CONSOLIDATED BALANCE SHEETS
(Expressed in Canadian dollars) (Audited)

	December 31, 2001	December 31,2000
ASSETS		
Current		
Cash and cash equivalents	$ 14,409,831	$ 4,418,442
Accounts receivable	2,883,091	2,409,709
Production inventories	8,201,031	10,994,368
Supplies inventory and prepaid expenses	2,120,752	2,957,347
Marketable securities	235,901	227,901
Due from related parties	8,735	35,618
	27,859,341	21,043,385
Security deposits	306,218	255,131
Long-term investment securities	2,643,338	2,643,338
Property, plant and equipment	166,265,454	135,444,453
Deferred financing fees	1,269,652	101,453
Deferred acquisition costs	-	4,598,639
	$ 198,344,003	$ 164,086,399
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	$ 16,353,678	$ 16,611,935
Due to related parties	437,506	292,184
Deferred charges	525,878	-
Current portion of long-term debt	2,309,559	487,338
Loan payable	300,000	700,000
	19,926,621	18,091,457
Reclamation provision	1,250,151	1,485,301
Long-term debt	24,829,792	32,656,570
Deferred Charges	646,821	797,127
	$ 46,653,385	$ 53,030,455
Minority Interest	7,752,099	142,886
Shareholders' equity		
Capital stock		
Authorized		
Unlimited Common Shares, without par value		
20,000,000 Class "A" preference shares, par value $50		
20,000,000 Class "B" preference shares, par value $250		
Issued		
December 31, 2000 - 59,154,221 common shares		
December 31, 2001 - 79,347,194 common shares	169,766,113	130,732,129
Capital stock subscribed		
December 31, 2000 - 1,025,000 common shares		
December 31, 2001 - Nil common shares	-	1,955,644
Equity component of convertible notes	210,138	-
Cumulative translation adjustment	(4,675,924)	(344,513)
Deficit	(21,361,808)	(21,430,202)
	143,938,519	110,913,058
	$198,344,003	$164,086,399

(more)

CRYSTALLEX INTERNATIONAL CORPORATION
CONSOLIDATED STATEMENT OF OPERATIONS
(Expressed in Canadian dollars)
(Audited)

	Year Ended December 31, 2001	Year Ended December 31, 2000	Three Month Period Ended December 31, 2001	Three Month Period Ended December 31, 2000
OPERATING REVENUE	$ 55,593,068	$ 47,732,737	$ 13,361,803	$ 16,366,713
OPERATING EXPENSES				
Operations	39,847,295	30,536,525	10,397,326	10,502,490
Amortization and depletion	8,385,722	6,624,501	1,899,640	2,433,200
Earnings (loss) from Operations	7,360,051	10,571,711	1,064,837	3,431,023
GENERAL EXPENSES	8,669,262	7,432,436	2,756,586	2,086,431
Income (loss) before other items	(1,309,211)	3,139,275	(1,691,749)	1,344,592
OTHER ITEMS				
Interest and other Income	479,637	624,616	152,955	1,139,073
Foreign exchange	(402,244)	(562,191)	(505,786)	192,442
Gain on securities	-	102,856	-	-
Minority interest	1,300,212	-	1,212,150	-
	1,377,605	165,281	859,319	946,631
Income (loss) for the period	$ 68,394	$ 3,304,556	$ (832,430)	$ 397,961
Basic earnings (loss) per share	$ 0.00	$ 0.06	$ (0.02)	$ 0.00
Fully diluted earnings per share	$ 0.00	$ 0.06	$ -	$ 0.01

# # #

AUDITORS' REPORT

To the Shareholders of
Crystallex International Corporation

We have audited the consolidated balance sheets of Crystallex International Corporation as at December 31, 2001 and 2000 and the consolidated statements of operations, changes in shareholders' equity and cash flows for the years ended December 31, 2001, 2000 and 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for the years ended December 31, 2001, 2000 and 1999, expressed in Canadian dollars, in accordance with Canadian generally accepted accounting principles.

Davidson & Company

Vancouver, Canada

Chartered Accountants

March 8, 2002

CRYSTALLEX INTERNATIONAL CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2001

(Expressed in Canadian dollars)

CRYSTALLEX INTERNATIONAL CORPORATION
CONSOLIDATED BALANCE SHEETS
AS AT DECEMBER 31
(Expressed in Canadian dollars)

	2001	2000
ASSETS		
Current		
Cash and cash equivalents	$ 14,409,831	$ 4,418,442
Accounts receivable	2,883,091	2,409,709
Production inventories	8,201,031	10,994,368
Supplies inventory and prepaid expenses	2,120,752	2,957,347
Marketable securities	235,901	227,901
Due from related parties	8,735	35,618
	27,859,341	21,043,385
Security deposits	306,218	255,131
Long-term investment securities (Note 3)	2,643,338	2,643,338
Property, plant and equipment (Note 5)	166,265,454	135,444,453
Deferred financing fees (Note 6)	1,269,652	101,453
Deferred acquisition costs	-	4,598,639
	$ 198,344,003	$ 164,086,399

- *continued* -

The accompanying notes are an integral part of these consolidated financial statements.

CRYSTALLEX INTERNATIONAL CORPORATION
CONSOLIDATED BALANCE SHEETS
AS AT DECEMBER 31
(Expressed in Canadian dollars)

	2001	2000
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	$ 16,353,678	$ 16,611,935
Due to related parties	437,506	292,184
Deferred charges	525,878	-
Current portion of long-term debt	2,309,559	487,338
Loan payable	300,000	700,000
	19,926,621	18,091,457
Reclamation provision	1,250,151	1,485,301
Long-term debt (Note 7)	24,829,792	32,656,570
Deferred charges	646,821	797,127
	46,653,385	53,030,455
Minority interest	7,752,099	142,886
Shareholders' equity		
Capital stock		
Authorized		
Unlimited common shares, without par value		
Unlimited Class "A" preference shares, par value $50		
Unlimited Class "B" preference shares, par value $250		
Issued		
December 31, 2000 – 59,154,221 common shares		
December 31, 2001 – 79,347,194 common shares	169,766,113	130,732,129
Capital stock subscribed		
December 31, 2000 – 1,025,000 common shares		
December 31, 2001 – Nil common shares	-	1,955,644
Equity component of convertible notes	210,138	-
Cumulative translation adjustment	(4,675,924)	(344,513)
Deficit	(21,361,808)	(21,430,202)
	143,938,519	110,913,058
	$ 198,344,003	$ 164,086,399

Contingencies (Note 5)
Commitments (Note 13)
On behalf of the Board:

"Marc J. Oppenheimer" Director "Gordon Thompson" Director

The accompanying notes are an integral part of these consolidated financial statements.

CRYSTALLEX INTERNATIONAL CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
YEAR ENDED DECEMBER 31
(Expressed in Canadian dollars)

	2001	2000	1999
OPERATING REVENUE	$ 55,593,068	$ 47,732,737	$ 35,907,539
OPERATING EXPENSES			
Operations	39,847,295	30,536,525	19,829,577
Amortization and depletion	8,385,722	6,624,501	4,016,181
	7,360,051	10,571,711	12,061,781
EXPENSES			
Amortization	504,416	107,656	102,623
Financing fees	-	28,987	-
Interest on long-term debt	2,245,569	1,019,883	1,250,898
Investor relations	693,983	590,616	680,136
General and administration	5,225,294	5,685,294	6,230,549
	8,669,262	7,432,436	8,264,206
Income (loss) before other items	(1,309,211)	3,139,275	3,797,575
OTHER ITEMS			
Interest and other income	479,637	624,616	1,681,787
Foreign exchange	(402,244)	(562,191)	(320,246)
Gain on securities	-	102,856	113,831
Minority interest	1,300,212	-	-
	1,377,605	165,281	1,475,372
Income for the year	$ 68,394	$ 3,304,556	$ 5,272,947
Basic income per share	$ 0.00	$ 0.06	$ 0.13
Diluted income per share	$ 0.00	$ 0.06	$ 0.09
Weighted average number of common shares outstanding			
Basic	69,117,738	52,965,842	39,308,858
Diluted	71,056,142	56,785,081	68,258,238

The accompanying notes are an integral part of these consolidated financial statements.

CRYSTALLEX INTERNATIONAL CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEAR ENDED DECEMBER 31
(Expressed in Canadian dollars)

	2001	2000	1999
CASH FLOWS FROM OPERATING ACTIVITIES			
Income for the year	$ 68,394	$ 3,304,556	$ 5,272,947
Adjustments to reconcile income to net cash used in operating activities:			
Amortization and depletion	8,890,138	6,799,660	4,004,828
Brokers fees	89,189	-	-
Deferred charges	375,572	-	-
Foreign exchange	(191,074)	562,191	(12,727)
Gain on securities	-	(102,856)	(113,831)
Gain on loan repayment	-	(110,312)	(68,638)
Interest on long-term debt	347,690	132,532	84,141
Management fees	104,550	35,000	34,560
Reclamation provision	(44,652)	403,972	409,522
Minority interest	(1,300,212)	-	-
Changes in other operating assets and liabilities, (net of effects from purchase of subsidiaries):			
(Increase) decrease in accounts receivable	(187,498)	1,590,337	(1,246,031)
(Increase) decrease in production inventories	1,219,479	694,250	(4,222,365)
(Increase) decrease in supplies inventory and prepaid expenses	644,877	(1,638,314)	(304,258)
(Increase) decrease in due from related parties	26,883	(281)	4,623
Increase (decrease) in accounts payable and accrued liabilities	315,999	(874,342)	(838,354)
Increase (decrease) in due to related parties	145,322	221,089	(311,677)
Net cash provided by operating activities	10,504,657	11,017,482	2,692,740
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchase of subsidiaries (net of cash acquired)	(5,349,761)	(7,761,691)	-
Purchase of property, plant and equipment	(13,924,793)	(3,610,509)	(2,806,036)
Deferred acquisition costs	-	(4,598,639)	-
Security deposits	(113,107)	(64,663)	(11,309)
Purchase of long-term investment securities	-	(2,643,338)	-
Proceeds on sale of marketable securities	-	137,143	-
Purchase of marketable securities	(8,000)	(224,002)	-
Net cash used in investing activities	(19,395,661)	(18,765,699)	(2,817,345)

- *continued* -

The accompanying notes are an integral part of these consolidated financial statements.

CRYSTALLEX INTERNATIONAL CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEAR ENDED DECEMBER 31
(Expressed in Canadian dollars)

	2001	2000	1999
Continued...			
CASH FLOWS FROM FINANCING ACTIVITIES			
Issuance of capital stock for cash	9,743,922	3,704,095	19,000
Capital stock subscribed	-	1,955,644	-
Debt borrowings	11,607,595	10,191,625	2,854,425
Debt repayments	(988,608)	(10,370,847)	(1,090,314)
Deferred financing fee	(1,292,102)	-	-
Net cash provided by financing activities	19,070,807	5,480,517	1,783,111
Effect of exchange rate changes on cash and cash equivalents	(188,414)	33,279	(541,359)
Increase (decrease) in cash and cash equivalents	9,991,389	(2,234,421)	1,117,147
Cash and cash equivalents, beginning of year	4,418,442	6,652,863	5,535,716
Cash and cash equivalents, end of year	$ 14,409,831	$ 4,418,442	$ 6,652,863

Supplemental disclosure with respect to cash flows (Note 11)

The accompanying notes are an integral part of these consolidated financial statements.

CRYSTALLEX INTERNATIONAL CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(Expressed in Canadian dollars)

	Issued		Capital Stock Subscribed					
	Number of Shares	Amount	Number of Shares	Amount	Deficit	Equity Component of Convertible Notes	Cumulative Translation Adjustment	Total
Balance at December 31, 1998	36,541,481	$ 97,927,696	-	$ -	$ (30,007,705)	$ -	$ (142,562)	$ 67,777,429
Shares issued for cash	19,000	19,000	-	-	-	-	-	19,000
Shares issued for management fees	81,824	71,470	-	-	-	-	-	71,470
Shares issued for legal fees	929,666	1,079,246	-	-	-	-	-	1,079,246
Shares issued for mineral property	3,033,165	3,189,412	-	-	-	-	-	3,189,412
Shares issued on conversion of notes	4,306,930	3,281,149	-	-	-	-	-	3,281,149
Share issuance costs on conversion of notes	-	(500,091)	-	-	-	-	-	(500,091)
Shares issued for consulting fees	383,503	325,862	-	-	-	-	-	325,862
Translation adjustment	-	-	-	-	-	-	(1,150,268)	(1,150,268)
Income for the year	-	-	-	-	5,272,947	-	-	5,272,947
Balance at December 31, 1999	45,295,569	105,393,744	-	-	(24,734,758)	-	(1,292,830)	79,366,156
Shares issued for cash	3,181,408	3,704,095	-	-	-	-	-	3,704,095
Shares issued for management fees	29,536	69,557	-	-	-	-	-	69,557
Shares issued for legal fees	300,000	698,820	-	-	-	-	-	698,820
Shares issued for mineral property	5,849,153	13,301,958	-	-	-	-	-	13,301,958
Shares issued on conversion of notes	4,498,555	8,417,576	-	-	-	-	-	8,417,576
Share issuance costs on conversion of notes	-	(853,621)	-	-	-	-	-	(853,621)
Shares subscribed for cash	-	-	1,025,000	1,955,644	-	-	-	1,955,644
Translation adjustment	-	-	-	-	-	-	948,317	948,317
Income for the year	-	-	-	-	3,304,556	-	-	3,304,556
Balance at December 31, 2000	59,154,221	130,732,129	1,025,000	1,955,644	(21,430,202)	-	(344,513)	110,913,058
Shares issued for cash	1,800,443	2,787,589	-	-	-	-	-	2,787,589
Shares issued for management fees	65,466	104,550	-	-	-	-	-	104,550
Shares issued for legal fees	1,200,000	2,385,000	-	-	-	-	-	2,385,000
Shares issued for mineral property	5,023,224	7,747,767	-	-	-	-	-	7,747,767
Shares issued on conversion of notes	3,199,055	4,734,510	-	-	-	-	-	4,734,510
Share issuance costs on conversion of notes and bank loan	-	(941,171)	-	-	-	-	-	(941,171)
Shares allotted for private placement	1,025,000	1,955,644	(1,025,000)	(1,955,644)	-	-	-	-
Shares issued for private placement	3,111,111	6,956,333	-	-	-	-	-	6,956,333
Shares issued for bank loan	4,701,615	13,214,573	-	-	-	-	-	13,214,573
Shares issued for broker fees	67,059	89,189	-	-	-	-	-	89,189
Equity component of convertible note	-	-	-	-	-	210,138	-	210,138
Translation adjustment	-	-	-	-	-	-	(4,331,411)	(4,331,411)
Income for the year	-	-	-	-	68,394	-	-	68,394
Balance at December 31, 2001	79,347,194	$169,766,113	-	$ -	$ (21,361,808)	$ 210,138	$ (4,675,924)	$ 143,938,519

The accompanying notes are an integral part of these consolidated financial statements.

1. NATURE OF OPERATIONS

The Company is engaged in the production of gold and related activities including exploration, development mining and processing. These activities are conducted primarily in Venezuela and Uruguay.

2. SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

Management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

Principles of consolidation

These consolidated financial statements include the accounts of the Company and all its subsidiaries. All significant inter-company balances and transactions have been eliminated.

Translation of foreign currencies

The accounts of subsidiaries, which are integrated operations, are translated using the temporal method. Under this method, monetary assets and liabilities are translated at the year end exchange rates. Non-monetary assets and liabilities are translated using historical rates of exchange. Revenues and expenses are translated at the rates of exchange prevailing on the dates such items are recognized in earnings. Exchange gains and losses are included in income for the year.

The accounts of subsidiaries which are self-sustaining operations are translated using the current rate method. Under this method, assets and liabilities are translated at the year end exchange rates. Revenues and expenses are translated at the rates of exchange prevailing on the dates such items are recognized in earnings. Exchange gains and losses are included in a separate component of shareholders' equity under cumulative translation adjustment.

Financial statements of self sustaining subsidiaries' operating in hyper-inflationary economies are translated using the temporal method, until these subsidiaries' economies are no longer hyper-inflationary.

Transaction amounts denominated in foreign currencies are translated into the local functional currency at exchange rates prevailing at transaction dates.

Mineral properties

(i) Property acquisition and mine development

Property acquisition and mine development costs are capitalized on properties where proven and probable reserves exist, or when sufficient objective evidence exists to support a conclusion that it is probable non-reserve material will be produced, thereby supporting the recognition of an asset. Amortization is calculated using the units of production method based on estimated recoverable ounces of gold. Estimated recoverable ounces of gold include proven and probable reserves and non-reserve material when sufficient objective evidence exists to support a conclusion that it is probable the non-reserve material will be produced.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd.....)

In the determination of whether costs should be capitalized on individual properties, and the measurement of amortization and recoverability of the carrying amount of mining properties, the Company takes into account known proven and probable reserves as well as certain material that does not meet all the criteria required for classification as a proven or probable reserve. Management's determination as to whether the existence of non-reserve material should result in the capitalization of costs or whether the material should be included in the amortization and recoverability calculations is based on the existence of various circumstances, including, but not limited to: the existence and nature of known mineralization; the location of the property (i.e. whether the presence of existing mines and ore bodies in the immediate vicinity increases the likelihood of development of a mine on the property); the existence of proven and probable reserves on the property; whether the ore body is an extension of an existing producing ore body on an adjacent property; the results of recent drilling on the property; and the existence of a feasibility study or other analysis to demonstrate that the ore is commercially recoverable. When sufficient objective evidence exists to support a conclusion that it is probable non-reserve material will be produced, thereby supporting the recognition of an asset or contributing to the recovery of previously capitalized costs, the Company commences the capitalization of costs incurred and includes the material in amortization and impairment calculations.

(ii) Properties in development

Costs incurred on properties in development and major capital projects are capitalized until the assets are put into service, at which time the capitalized costs are amortized in accordance with the policies described above.

(iii) Exploration properties

Acquired exploration properties are recorded at cost at the date of acquisition.

Property evaluations

The Company reviews and evaluates the recoverability of the carrying amounts of all its developed mineral properties and related buildings and equipment when events or changes in circumstances indicate that the carrying amount may not be recoverable. Estimated future net cash flows, on an undiscounted basis, are calculated using estimated recoverable ounces of gold (considering current proven and probable mineral reserves and mineral resources expected to be converted into mineral reserves); estimated future commodity price realization (considering historical and current prices, price trends and related factors); and operating costs, future capital expenditures, project financing costs, reclamation costs and income taxes. Reduction in the carrying amount of property, plant and equipment, with a corresponding charge to earnings, are recorded to the extent that the estimated future net cash flows are less than the carrying amount.

Estimates of future net cash flows are subject to risks and uncertainties. It is reasonably possible that changes in circumstances may occur which could affect those future net cash flows and consequently the recoverability of the Company's property, plant and equipment.

Deferred exploration costs

The Company defers all direct exploration costs relating to mineral properties and areas of geological interest until the properties to which they relate are placed into production, sold or where management has determined there to be an impairment.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd.....)

Values

The amounts shown for mineral properties and deferred exploration costs represent costs incurred to date and are not intended to reflect present or future values.

Income taxes

Effective January 1, 2000, the Company retroactively adopted the liability method of accounting for income taxes, following new standards adopted by the Canadian Institute of Chartered Accountants ("CICA"). The adoption of the new standards resulted in no adjustments to opening retained earnings. Under the new standards, future income tax assets and liabilities are determined based on the differences between the tax basis of assets and liabilities and those reported in the financial statements. The future tax assets or liabilities are calculated using the tax rates for the periods in which the differences are expected to be settled. Future tax assets are recognized to the extent that they are considered more likely than not to be realized.

Reclamation costs

The Company's policy for recording reclamation costs is to record a liability for the estimated costs to reclaim mined land by recording charges to production costs for each tonne of ore mined over the life of the mine. The amount charged is based on management's estimation of reclamation costs to be incurred. The accrued liability is reduced as reclamation expenditures are made. Certain reclamation work is performed concurrently with mining and these expenditures are charged to operations at that time.

Costs relating to ongoing site restoration are expensed when incurred. The Company's estimate of its ultimate reclamation liability may vary from current estimates due to possible changes in laws and regulations and changes in costs estimated. The Company will accrue additional liabilities for further reclamation costs as and when evidence becomes available indicating that its reclamation liability has changed.

Revenue recognition

Revenue from mining operations is recognized when gold is shipped to the refineries and collection of the sale is reasonably assured.

Production inventories

Production inventories of gold in process are stated at the lower of average production cost and net realizable value. It is possible that estimates of recoverable ore, grade and gold prices could change causing the Company to write-down production inventories.

Supplies inventory

Supplies inventory is valued at the lower of average and replacement costs.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd.....)

Plant and equipment

Plant and equipment are recorded at cost less accumulated amortization. Amortization of plant and equipment used directly in the mining and production of gold is included in operating costs. Amortization of plant and equipment used directly on exploration projects is included in deferred exploration costs and is charged against operations when the related property commences production. Amortization is being provided for using the straight-line method over periods ranging from 5 to 20 years.

Marketable securities

Marketable securities are carried at the lower of cost and market value.

Cash and cash equivalents

Cash and cash equivalents include highly liquid investments with original maturities of three months or less.

Basic income per share

Basic income per share is calculated using the weighted-average number of shares outstanding during the year.

In accordance with the revised recommendations of the CICA, the Company changed from the imputed earnings approach to the treasury stock method, to compute the dilutive effect of options, warrants and similar instruments on diluted income per share. Under this method, the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options and warrants. It assumes that the proceeds would be used to purchase common shares at the average market price during the period. The new standard has been applied on a retroactive basis and has no material impact on the amounts presented.

Long-term investment securities

Long-tern investment securities are stated at cost, unless there has been an other than temporary decline in value at which time the securities are written down and the unrealised loss is recognized in determination of net income.

Commodity instruments

The Company uses derivative financial instruments including fixed forward contracts to manage its exposure to fluctuations in the market price of gold. The instruments are intended to reduce or eliminate the risk of falling prices on the Company's future gold production. Gains and losses on fixed forward contracts are recognized in gold revenues when the related designated production is delivered.

(Expressed in Canadian dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd.....)

Commodity instruments (cont'd.....)

The Company enters into commodity contracts in the normal course of its business to establish future sales prices and manage the future cash flow risks associated with price volatility of the commodities produced at its operating mines. Commodity contracts may be designated as hedges of financial risk exposures of anticipated transactions if, both at the inception of the hedge and throughout the hedge period, the changes in fair value of the contract substantially offset the effect of commodity price changes on the anticipated transactions and if it is probable that the transactions will occur. The Company regularly monitors its commodity exposures and ensures that contracted amounts do not exceed the amounts of underlying exposures.

On October 24, 2000 the CICA Emerging Issues Committee issued EIC 113, "Accounting By Commodity Producers For Written Call Options", whereby written call options entered into on or after that date are recognized on the balance sheet as a liability measured at fair value with subsequent changes in the fair value of the liability recognized in earnings in the period of the change.

Stock-based compensation plan

The Company has a stock-based compensation plan. No compensation expense is recognized for this plan when stock options are issued to employees. Any consideration paid by employees on exercise of stock options is credited to capital stock.

Comparative figures

Certain comparative figures have been adjusted to conform to the current year's presentation.

3. SECURITIES

The quoted market value of marketable securities at December 31, 2001 is $269,718 (2000 - $227,901).

The Company's investment in long-term investment securities consists of shares in a publicly listed company. The quoted market value of long-term investment securities at December 31, 2001 is $610,000 (2000 - $1,304,000). These shares have been pledged against the loan payable, which was repaid in January 2002.

4. ACQUISITION

Effective July 27, 2000, the Company acquired 100% of the outstanding share capital of Bolivar Goldfields A.V.V. The Company, through its subsidiaries, is involved in mining activities and the exploration and development of mineral properties.

(Expressed in Canadian dollars)

4. ACQUISITION (cont'd.....)

The acquisition has been accounted for by using the purchase method, and can be summarized as follows:

Cash and cash equivalents	$ 266,520
Accounts receivable and other assets	775,504
Production and supplies inventories	1,139,000
Property, plant and equipment	36,046,792
Accounts payable and accrued liabilities	(8,863,887)
Long-term debt	(18,847,225)
Minority interest	(142,862)
Consideration paid	$ 10,373,842
Consideration paid consists of:	
Cash paid	$ 7,745,725
Common shares of the Company	2,345,631
Acquisition costs	282,486
	$ 10,373,842

Effective February 27, 2001, the Company acquired approximately 80% of the outstanding share capital of El Callao Mining Corp ("ECM") and, also from Bema Gold Corporation ("Bema"), assets related to ECM. The company, through its subsidiaries, is involved in mining activities and the exploration and development of mineral properties.

The acquisition has been accounted for by using the purchase method, and can be summarized as follows:

Cash and cash equivalents	$ 15,061
Accounts receivable and other assets	491,338
Note receivable	2,240,780
Property, plant and equipment	21,924,939
Accounts payable and accrued liabilities	(648,712)
Minority Interest	(8,909,425)
Consideration paid	$ 15,113,981
Consideration paid consists of:	
Cash paid	$ 9,782,009
Common shares of the Company	5,150,520
Acquisition costs	181,452
	$ 15,113,981

(Expressed in Canadian dollars)

5. PROPERTY, PLANT AND EQUIPMENT

	2001	2000
Plant and equipment	$ 61,044,046	$ 61,614,361
Mineral properties	112,781,913	81,320,110
Deferred exploration costs	17,036,134	8,763,758
	190,862,093	151,698,229
Less: Accumulated amortization and depletion	(24,596,639)	(16,253,776)
	$ 166,265,454	$ 135,444,453

Mineral properties:	*2001*	*2000*
Albino 1 Concession	$ 17,710,939	$ 17,710,939
Bolivar Goldfields properties	20,959,392	20,959,392
Cristinas 4 and 6 Concessions	42,641,589	37,990,369
El Callao properties	26,795,322	-
Knob Hill property	518,283	518,283
Mineiro Concession	724,548	724,548
Santa Elena, San Miguel and Carabobo Concessions	3,431,837	3,416,576
Other	3	3
	112,781,913	81,320,110
Less: Accumulated depletion	(6,217,282)	(3,783,529)
	$ 106,564,631	$ 77,536,581

Deferred exploration costs:	Albino	Santa Elena Carabobo	Mineiro	San Gregorio	Bolivar Goldfields	El Callao	2001	2000
Contracting	$ 482,051	$ 148,310	$ -	$ -	$ 3,971,624	$ 853,373	$ 5,455,358	$ 606,170
Equipment rental and expenses	712,073	74,112	-	453,605	211,820	45,513	1,497,123	787,653
Consulting fees	444,782	50,341	-	-	-	-	495,123	495,123
Geology and engineering	2,294,197	195,225	413,336	-	582,505	102,405	3,587,668	2,902,758
Field expenses	433,257	61,245	140,479	128,653	-	-	763,634	650,599
Samples and geochemistry	33,613	48,047	60,175	113,034	52,955	11,378	319,202	141,835
Travel	41,640	85,246	102,420	-	-	-	229,306	229,306
Wages	792,309	102,972	-	1,218,786	476,595	125,161	2,715,823	1,203,483
Drilling	1,572,976	-	173,853	226,068	-	-	1,972,897	1,746,831
	6,806,898	765,498	890,263	2,140,146	5,295,499	1,137,830	17,036,134	8,763,758
Less: Accumulated depletion	(644,232)	-	-	(411,772)	(238,610)	(55,436)	(1,350,050)	(745,883)
	$ 6,162,666	$ 765,498	$ 890,263	$ 1,728,374	$ 5,056,889	$ 1,082,394	$ 15,686,084	$ 8,017,875

(Expressed in Canadian dollars)

5. PROPERTY, PLANT AND EQUIPMENT (cont'd.....)

Albino 1 Concession

By agreement with Albino Bonucci, dated December 23, 1992, the Company, through its subsidiaries, acquired a 100% interest in the Albino 1 concession in Bolivar State, Venezuela. The consideration of $13.8 million to acquire the interest in the concession was fully paid by December 31, 1997. A 1% Net Smelter Return Royalty is payable to the Ministry of Energy and Mines ("MEM") from the proceeds of gold production.

Bolivar Goldfields Properties

During 2000, the Company acquired all of the outstanding share capital of Bolivar Goldfields A.V.V. (Note 4). This acquisition includes the Tomi concession, Revemin mill and exploration lands in Venezuela. The exploration lands include the Dividival I and II and the Belen II concessions in the El Callao greenstone belt in Venezuela.

Cristinas 4 and 6 Concessions

In March 1997, the Company acquired rights to the Cristinas 4 and 6 concessions located in Kilometre 88, Venezuela. The Cristinas 4 and 6 concessions have been under investigation and exploration for several years by Placer Dome Inc. under a joint venture agreement with Corporacion Venezolana de Guayana ("CVG"). The Cristinas 4 concession is adjacent to the Company's Albino 1 concession. The Company holds its interest in Cristinas 4 and 6 through Inversora Mael, C.A. ("Mael"), a Venezuelan company (see Note 13). The Supreme Court of Venezuela issued rulings in 1991, 1996 and 1997 confirming the validity of the transfer of the concessions to Mael. Following the 1997 ruling, Mael commenced a further action in the Supreme Court of Venezuela seeking a ruling requiring the MEM to recognize fully Mael's title ownership of the Cristinas 4 and 6 concessions. On June 11, 1998 the Venezuelan Supreme Court ruled that Mael does not have status to assert ownership rights over Cristinas 4 and 6 concessions and refused to proceed with this action. In the opinion of counsel, prior contradictory decisions of the Venezuelan Supreme Court were not overruled by the June 11, 1998 decision.

In August 1999, the Company commenced two legal proceedings in Venezuela in order to enforce its rights in relation to the Cristinas 4 and 6 concessions. The first proceeding seeks to nullify the joint venture agreement previously entered into between CVG and Minera de Las Cristinas S.A. ("MINCA"), a Venezuelan joint venture in which Placer Dome has been a participant. In essence, this action challenges the original legal basis on which CVG purported to confer contractual rights to exploit the Cristinas 4 and 6 concessions commercially. The second proceeding seeks to nullify the effect of the settlement agreement entered into in 1991 in respect of a lawsuit between Mael, the Republic of Venezuela, CVG and Ramon Torres.

In September 1999, Venezuela published a new mining law providing that mining privileges may only be conferred by concession. MINCA has since applied to convert its contractual rights, in respect of Cristinas 4 and 6, into a concession. It is uncertain whether this application will be granted. Such application has not been published in the Official Gazette. Should it be published, the Company will be entitled to file an opposition.

In May 2000, the Supreme Court of Venezuela issued a decision in favour of an appeal filed by Mael against a previous decision issued by the Admission Chamber of the Supreme Court of Venezuela. The Supreme Court's Admission Chamber decision refused to admit the August 1999 action seeking to nullify the 1991 settlement agreement described above. Like the Venezuela Supreme Court rulings in 1991, 1996, and 1997, which confirmed Mael's legal standing regarding the Cristinas 4 and 6 concessions, the Supreme Court's decision recognizes Mael's legal standing in this matter. In its decision, the Supreme Court of Venezuela reviewed each of the arguments presented by MINCA and

(Expressed in Canadian dollars)

5. PROPERTY, PLANT AND EQUIPMENT (cont'd.....)

CVG, and ruled against each argument. By reviewing and ruling individually against each of the MINCA and CVG arguments, those parties are barred from raising and cannot again present these arguments before the Supreme Court in this lawsuit. The decision, which cannot be appealed, was approved by the majority of the justices. The only dissenting opinion was in the form of a single sentence dealing with procedural aspects of the decision, and contained nothing opposing the case filed by Mael.

In June 2000, the Admission Court of the Political-Administrative Chamber of the Supreme Court of Justice of Venezuela issued a decision which formally admits the legal claims made by Mael. As a result of the May and June decisions, Mael's case respecting the ownership of the Cristinas 4 and 6 concessions can advance to a full and final hearing on the merits before the Political-Administrative Chamber of the Supreme Court of Justice of Venezuela.

In November 2001, the Venezuelan government cancelled the mining rights held by MINCA and took possession of the contested properties.

Pending resolution of these continuing legal proceedings and determinations to be made under the new mining law, the Company has determined not to write off its investment. The costs relating to acquiring the Cristinas 4 and 6 concessions have been capitalized as part of the cost of the acquisition of the mineral property. The total cost incurred to December 31, 2001 was $42,641,589. In the event that the Company is unsuccessful in obtaining possession of the property, these costs, and any subsequent costs incurred, will be expensed to operations in that period.

El Callao Properties

By an agreement dated September 12, 2000 and concurrently with the completion of the January 25, 2001 take-over bid, the Company acquired approximately 80% of the outstanding shares of ECM and, from Bema, assets related to ECM. As a result of the acquisition, the Company now controls the Lo Increible project in Venezuela.

Mineiro Concession

By an agreement dated March 11, 1997, the Company, through its interest in Diamond Company Ltda, acquired a 65% interest on the Mineiro concession, consisting of 9,600 hectares in Amapa State, Brazil. Pursuant to the terms of the agreement, the Company paid $366,987 and issued 100,000 common shares of the Company at a deemed value of $355,000.

San Gregorio Mining Concession

By an agreement dated October 2, 1998, the Company, through one of its subsidiaries, acquired a 100% interest in the San Gregorio mining concession in Uruguay. The Uruguayan government mining agency has granted the Company exploitation rights over the concession for 15 years subject to a net profit royalty.

Santa Elena, San Miguel and Carabobo Concessions

The Company entered into a joint venture agreement with Associacion Cooperative Minera del Sur R.L. ("ACOMISUR"), a mining cooperative, regarding the Santa Elena, San Miguel and Carabobo properties, all located in Bolivar State, Venezuela. Under this agreement, the Company's Venezuelan subsidiary will own 80% of the joint venture and ACOMISUR will own 20%, with the Company's subsidiary being the operator. The proven and probable reserves of the properties have not yet been determined.

(Expressed in Canadian dollars)

5. PROPERTY, PLANT AND EQUIPMENT (cont'd.....)

Title to mineral properties

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mining properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing, subject to the comments contained in this note. The properties in which the Company has committed to earn an interest are located in Uruguay, Venezuela and Brazil and the Company is therefore relying on title opinion by legal counsel who are basing such opinions on the laws of Uruguay, Venezuela and Brazil.

6. DEFERRED FINANCING FEES

Deferred financing fees of $1,269,652, net of accumulated amortization of $396,587, (2000 - $101,453, net of accumulated amortization of $Nil) at December 31, 2001 relate to costs incurred in the issuance of the convertible notes financing and for a non-recourse credit facility.

7. LONG-TERM DEBT

	2001	2000
Gold loan	$ -	$ 18,178,673
Bank loan	17,820,718	13,682,938
Convertible notes	9,318,633	1,282,297
	27,139,351	33,143,908
Less: Current portion of the long-term debt	(2,309,559)	(487,338)
	$ 24,829,792	$ 32,656,570

Gold loan

During 1998, the Company, through a subsidiary, had entered into a non-recourse five-year bank credit facility of $24,532,800 or equivalent ounces of gold. The facility bears interest at the London Inter-Bank Offered Rate ("LIBOR") for United States dollar-denominated loans or the gold base rate for gold ounce-denominated loans plus an applicable margin, negotiated between both parties. The Company has the ability to repay the loan in either United States dollars, gold, or common shares of the Company. During the current period, the loan was converted into a dollar denominated bank loan.

The loan agreement contained certain financial and other covenants that must be maintained during the term of the loan. Assets of certain of the subsidiary companies had been pledged as collateral.

Bank loans

During 1998, Minera San Gregorio S.A. entered into a bank loan facility of $24,532,800. The facility bears interest at the LIBOR plus an applicable margin, negotiated between both parties. Certain equipment is secured against the loan.

(Expressed in Canadian dollars)

7. LONG-TERM DEBT (cont'd.....)

During 2000, Mineras Bonanza C.A. entered into a bank loan facility of $12,779,750. The facility bears interest at the LIBOR plus an applicable margin. The bank loan is secured by first mortgages over all the land, buildings and chattel of Mineras Bonanza, C.A. and Revemin II, C.A.

During 2001, the credit facilities were combined into a new bank loan facility with the same interest rates and operating assets pledged as securities. As at December 31, 2001, principal payments due to retire the outstanding indebtedness are as follows:

Year	Amount (US$)
2002	$ 1,125,000
2003	3,000,000
2004	1,240,000
2005	4,400,000
2006	2,058,000

Convertible notes

The convertible notes are unsecured and bear interest in the range of 7% - 10% per annum. The notes are convertible by the holder at any time into common shares at a conversion price determined by recent average market price. The notes can be redeemed by the Company in cash or by delivery of common shares. Upon issuance, the liability component of the notes was valued at $12,443,729, representing the present value of the minimum future cash payments to be made by the Company. The remaining balance of $210,138 was classified in shareholders' equity as "equity component of convertible notes". Over the term of the debt obligation an amount equal to the equity component will be accreted to the face value of the notes by the recording of additional interest expense.

8. CAPITAL STOCK

At December 31, 2001, warrants were outstanding enabling the holders to acquire the following number of common shares:

Range of Exercise Price	Number of Shares	Weighted Average Remaining Contractual Life (Years)
US$1.01 to US$2.00	6,483,737	1.30
US$2.19 to US$2.84	3,685,657	1.05

The Company has a stock option plan enabling it to grant options to executive officers and directors, employees and consultants. Under the plan, the exercise price of each option equals the closing price of the Company's stock on the trading day immediately preceding the date of the grant.

(Expressed in Canadian dollars)

8. CAPITAL STOCK (cont'd.....)

The following is a summary of the status of stock options outstanding at December 31, 2001:

	Outstanding Options			Exercisable Options	
Range of Exercise Prices	Number of Shares	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
$0.85 to $1.00	2,018,500	4.71	$ 0.98	2,018,500	$ 0.98
$1.41 to $1.75	2,196,000	5.55	$ 1.52	2,196,000	$ 1.52
$2.00 to $2.65	3,492,500	7.53	$ 2.23	3,492,500	$ 2.23

9. RELATED PARTY TRANSACTIONS

During the year, the Company entered into the following transactions with related parties:

a) Paid or accrued consulting and management fees of $650,835 (2000 - $687,530; 1999 - $648,438) to directors of the Company and companies related to directors and an officer of the Company.

b) Paid or accrued legal fees of $437,165 (2000 - $485,673; 1999 - $507,810) to a company related to a director of the Company.

The amounts charged to the Company for the services provided have been determined by negotiation among the parties, and in certain cases, are covered by signed agreements. These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

10. INCOME TAXES

Income tax expenses varies from the amount that would be computed by applying the combined federal and provincial income tax rate of 44.5% (2000 - 45.6%; 1999 – 45.6%) to income before taxes as follows:

	2001	2000	1999
Income before income taxes	$ 68,394	$ 3,304,556	$ 5,272,947
Expected income taxes	$ 30,435	$ 1,506,878	$ 2,404,464
Loss carry forwards	-	(1,309,500)	-
Resource allowance not subject to taxes	(704,517)	(529,976)	(1,831,379)
Other	674,082	332,598	(573,085)
Actual income taxes	$ -	$ -	$ -

(Expressed in Canadian dollars)

10. INCOME TAXES (cont'd.....)

The significant components of the Company's future tax assets are as follows:

	2001	2000
Net operating loss carry forwards	$ 18,931,829	$ 21,303,338
Cumulative exploration and development expenses	2,572,878	2,636,477
Property, plant and equipment	1,856,730	169,255
Other	403,015	257,259
	23,764,452	24,366,329
Less: valuation allowance	(23,764,452)	(24,366,329)
Net future tax assets	$ -	$ -

The Company has non-capital losses of approximately $54,000,000, which may be carried forward and applied against taxable income in future years. These losses expire between 2002 and 2008

11. SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

	2001	2000	1999
Cash paid during the year for interest	$ 1,897,879	$ 887,351	$ 946,656
Cash paid during the year for income taxes	$ -	$ -	$ -

Significant non-cash transactions for the year ended December 31, 2001 included:

i) The Company issued 65,466 common shares, with a value of $104,550, for management fees.
ii) The Company issued 1,200,000 common shares, with a value of $2,385,000, for legal fees.
iii) The Company issued 3,987,535 common shares, with a value of $5,150,520, to acquire El Callao Mining Corp.
iv) The Company issued 1,035,689 common shares, with a value of $2,597,247, for property payment.
v) The Company issued 3,199,055 common shares upon conversion of convertible notes and accrued interest in the amount of $4,734,510.
vi) The Company applied $941,171 of deferred financing fees against share capital upon conversion of loan and notes to common stock.
vii) The Company issued 1,025,000 common shares with a value of $1,955,644. for private placement.
viii) The Company issued 4,701,615 common shares, with a value of $13,214,573, for loan payments.
ix) The Company issued 67,059 common shares, with a value of $89,189, for broker fees.

(Expressed in Canadian dollars)

11. SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS (cont'd.....)

Significant non-cash transactions for the year ended December 31, 2000 included:

i) The Company issued 29,536 common shares, with a value of $69,557, for management fees.
ii) The Company issued 300,000 common shares, with a value of $698,820, for legal fees.
iii) The Company issued 4,580,404 common shares, with a value of $10,956,327, for the Cristinas 4 and 6 property payment.
iv) The Company issued 1,268,749 common shares, with a value of $2,345,631, to acquire Bolivar Goldfields A.V.V. (Note 4).
v) The Company issued 4,498,555 common shares upon conversion of convertible notes and accrued interest in the amount of $8,417,576.
vi) The Company applied $853,621 of the deferred financing fees against share capital upon conversion of notes to common stock.

Significant non-cash transactions for the year ended December 31, 1999 included:

i) The Company issued 81,824 common shares, with a value of $71,470, for management fees.
ii) The Company issued 929,666 common shares, with a value of $1,079,246, for legal fees.
iii) The Company issued 3,033,165 common shares, with a value of $3,189,412, for the Cristinas 4 and 6 property payment.
iv) The Company issued 4,306,930 common shares upon conversion of convertible notes and accrued interest in the amount of $3,281,149.
v) The Company applied $500,091 of the deferred financing fees against share capital upon conversion of notes to common stock.
vi) The Company issued 383,503 common shares, with a value of $325,862, for consulting fees.

12. SEGMENTED INFORMATION

The Company, after reviewing its reporting system, has determined that it operates in one reporting segment, that being gold mining and related activities. Accordingly, the Company's operating areas are considered segments for financial reporting purposes by geographical segments and are as follows:.

	2001	2000	1999
Operating revenue:			
Uruguay	$ 38,000,784	$ 38,392,914	$ 35,907,539
Venezuela	17,592,284	9,339,823	-
	$ 55,593,068	$ 47,732,737	$ 35,907,539
Operating costs:			
Uruguay	$ 27,467,820	$ 24,419,555	$ 19,829,577
Venezuela	12,379,475	6,116,970	-
	$ 39,847,295	$ 30,536,525	$ 19,829,577

(Expressed in Canadian dollars)

12. SEGMENTED INFORMATION (cont'd.....)

	2001	2000	1999
Amortization and depletion:			
Uruguay	$ 4,740,322	$ 4,094,109	$ 4,016,181
Venezuela	3,645,400	2,530,392	-
	$ 8,385,722	$ 6,624,501	$ 4,016,181
Operating Income:			
Uruguay	$ 5,792,642	$ 9,879,250	$ 12,061,781
Venezuela	1,567,409	692,461	-
	$ 7,360,051	$ 10,571,711	$ 12,061,781
Assets by geographic area:			
Brazil	$ 1,547,163	$ 1,617,099	$ 1,617,876
Canada	14,781,293	5,027,547	2,023,762
Uruguay	37,549,429	46,474,263	51,995,412
Venezuela	144,466,118	110,967,490	57,237,135
	$ 198,344,003	$ 164,086,399	$ 112,874,185

13. COMMITMENTS

Agreement

The Company entered into an agreement ("Call Agreement") whereby it acquired an exclusive call right to acquire all of the common shares of Ventures (Barbados) Ltd. ("Ventures"). Ventures indirectly owns, as its sole material asset, the outstanding shares of Mael. The directors of Ventures have granted the Company an exclusive right to acquire all of the shares of Ventures at their cost at any time. The accounting for this transaction when it does take place will be at the cost to the Company which is equal to the director's cost, resulting in no capital distribution by the Company to the directors.

The director's cost of acquiring the shares of Mael was US$30 million, of which US$6.5 million was paid by the Company as of December 31, 1998. Effective April 30, 1999, Ventures and Red Glove Corp. A.V.V. agreed to reduce the remaining portion of the purchase price from US$23.5 million to US$10 million plus 5 million warrants to purchase common shares of the Company at a price of US$2 per share. During 2000, the US$10 million was fully paid through the issuance of common shares of the Company and US$250,000 in cash.

The Call Right is irrevocable and unconditional, unless prior to its exercise a person together with any parties acting jointly or in concert with it acquires 20% or more of the outstanding voting shares of the Company without the approval of the Board of Directors. In such event, the call right will be terminated and Ventures and its shareholders will be required to dispose of the investment in Mael in a commercially reasonable manner with a view to maximizing the proceeds of such disposition. The net proceeds of disposition, whether represented by cash or securities, would be distributed after payment of liabilities to those persons who were shareholders of the Company immediately prior to the 20% ownership threshold being surpassed. Under the Call Agreement, the Company has the right to vote the shares of Ventures (see Note 5, Cristinas 4 and 6 concessions).

(Expressed in Canadian dollars)

13. COMMITMENTS (cont'd.....)

Precious metal contracts

The Company's hedging policy provides for the use of fixed forward contracts to hedge the Company's expected annual gold production. At December 31, 2001, the Company had fixed forward contracts outstanding as follows:

Year	2002	2003	2004	2005	2006
Ounces	48,852	76,848	82,608	41,130	39,996
Average Price (US$ per oz.)	300	300	300	305	310

Written call options are contracts in which the writer, for a fee (premium), sells the purchaser the right, but not the obligation, to buy on a specific future date a stipulated quantity of gold at a stated price. The Company had written long-term gold call options in respect of 50,000 ounces at December 31, 2001. The options, which have an average strike price of US$305 per ounce, expire on various dates over the period from 2003 to 2004. In addition, short term written call options in respect of 60,250 ounces of gold were outstanding at December 31, 2001 with an average strike price of US$296 and expiring in 2002. In the event that they are exercised at their expiry dates, the Company has the ability to deliver production to meet the commitment.

Fair value of derivative financial instruments

Fair values of financial instruments and over-the-counter ("OTC") contracts are determined based on estimates using net present value, Black-Scholes and other valuation techniques. The estimates are significantly affected by the assumptions used including current market and contractual prices of the underlying instruments, as well as time value, and by yield curve and volatility factors underlying the positions.

The carrying amounts for cash, accounts receivable, marketable securities, accounts payable and accrued liabilities and long-term debt on the balance sheet approximate fair value.

At December 31, 2001, based on the spot price of US$277 per ounce of gold, the mark-to-market values of the Company's precious metals sales program was approximately $1,172,699.

Credit and market risk

The Company enters into financial agreements (financial instruments) with major international banks and other nternational financial institutions in order to hedge underlying revenue exposures arising from commodity prices and interest rates. Financial instruments, which subject the Company to market risk and concentrations of credit risk, consist primarily of cash, securities and fixed forward contracts and option contracts for metals. The Company places its cash and short-term investments in high quality securities issued by government agencies, financial institutions and major corporations and limits the amount of credit exposure by diversifying its holdings.

(Expressed in Canadian dollars)

13. COMMITMENTS (cont'd.....)

The Company only uses OTC instruments in its metal program. These instruments are relatively straightforward contracts and involve little complexity. The Corporation is exposed to credit risk in the event of non-performance by counterparties in connection with its metal forward and option contracts. The Company does not obtain any security to support financial instruments subject to credit risk but mitigates this risk by dealing only with a diverse group of financially sound counterparties and, accordingly, does not anticipate loss for non-performance. The Company continually monitors the market risk of its activities.

Other

One of the Company's subsidiaries has outstanding a US$1.5 million letter of credit in connection with its environmental remediation plans.

14. NET INCOME PER COMMON SHARE

The following table outlines the calculation of basic and diluted net income per common share:

	2001	2000	1999
Numerator for basic net income per common share:			
Net income attributable to common shareholders	$ 68,394	$ 3,304,556	$ 5,272,947
Long-term interest expense	-	-	1,105,604
Numerator for diluted net income per common share	$ 68,394	$ 3,304,556	$ 6,378,551
Denominator for basic net income per common share			
-weighted average number of outstanding shares	69,117,738	52,965,842	39,308,858
Effect of dilutive stock options and warrants	1,938,404	3,819,239	873,386
Effect of dilutive convertible notes	-	-	1,615,021
Effect of dilutive gold loan	-	-	26,460,973
Denominator for dilutive net income per common share			
-adjusted weighted average number of outstanding shares	71,056,142	56,785,081	68,258,238

15. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"). Except as set out below, these financial statements also comply, in all material respects, with accounting principles generally accepted in the United States of America ("United States GAAP").

(Expressed in Canadian dollars)

15. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd.....)

(1) Stock Based Compensation

The United States Financial Accounting Standards Board ("FASB") has issued Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock Based Compensation", which became effective for fiscal years beginning after December 15, 1995. This statement requires the Company to establish a fair market value based method of accounting for stock based compensation plans. In 1996, for United States reporting purposes, the Company adopted SFAS No. 123 in accounting for its stock option plan. Canadian GAAP does not require the reporting of any stock based compensation expense in the Company's consolidated financial statements.

The Company uses the Black-Scholes option pricing model to determine the fair value of employee stock options at the issuance date. In determining the fair value of these employee stock options, the following assumptions were used:

	2001	2000	1999
Risk free interest rate	3.12 %	6.25 %	5.07 %
Expected life	2 years	2 years	2 years
Expected volatility	83 %	104 %	165 %
Expected dividends	-	-	-

The application of SFAS No. 123 resulted in the reporting of compensation expenses in the amount of $2,129,539, $2,447,767 and $734,015 for the years ended December 31, 2001, 2000 and 1999, respectively.

Following is a summary of the stock based compensation plan during 2001, 2000 and 1999:

	2001		2000		1999	
	Number of shares	Weighted Average Exercise Price	Number of shares	Weighted Average Exercise Price	Number of shares	Weighted Average Exercise Price
Outstanding and exercisable, beginning of year	6,315,292	$ 1.52	6,585,000	$ 1.15	6,358,000	$ 1.30
Granted	1,815,000	2.24	2,027,500	2.13	1,018,500	1.13
Exercised	(340,000)	1.38	(2,222,208)	1.03	(19,000)	1.00
Cancelled	(83,292)	1.40	(75,000)	-	(772,500)	2.33
Outstanding and exercisable, end of the year	7,707,000	$ 1.70	6,315,292	$ 1.52	6,585,000	$ 1.15
Weighted average fair value of options granted during the year	$ 1.17		$ 1.21		$ 0.72	

15. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd.....)

(2) Mineral Properties and Deferred Exploration Costs

Under Canadian GAAP, mineral properties, including prospecting and acquisition costs, are carried at cost and written down if the properties are abandoned, sold or if management decides not to pursue the properties. Under United States GAAP, exploration and prospecting costs are charged to expense as incurred, as are development costs for projects not yet determined by management to be commercially feasible. Expenditures for mine development are capitalized when the properties are determined to have economically recoverable proven reserves but are not yet producing at a commercial level. Prior to commencing commercial production, revenue relating to development ore, net of mining costs associated with its production, is offset against mine development costs. Mine development costs incurred to access reserves on producing mines are also capitalized. Capitalization of all exploration, development, and acquisition costs, commences once the Company identifies proven and probable reserves that relate to specific properties.

Mining projects and properties are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. If estimated future cash flows expected to result from the use of the mining project or property and its eventual disposition are less than the carrying amount of the mining project or property, an impairment is recognized based upon the estimated fair value of the mining project or property. Fair value generally is based on the present value of estimated future net cash flows for each mining project or property, calculated using estimates of proven and probable mineable reserves, future prices, operating costs, capital requirements and reclamation costs.

(3) Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of

For United States reporting purposes, the Company has adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of". In the event that facts and circumstances indicate that the carrying amount of an asset may not be recoverable and an estimate of future undiscounted cash flows is less than the carrying amount of the asset, an impairment loss will be recognized. Management's estimates of gold prices, recoverable proven and probable reserves, operating capital, and reclamation costs are subject to certain risks and uncertainties which may affect the recoverability of the Company's investment in property, plant, and equipment. Although management has made its best estimate of these factors based on current conditions, it is possible that changes could occur which could adversely affect management's estimate of the net cash flow expected to be generated from its operations.

The Santa Elena, San Miguel and Carabobo, Cristinas 4 and 6 and Knob Hill properties, which have a total capitalized cost of $46,591,712 for Canadian reporting purposes, have been written down for United States reporting purposes, as they have no determinable proven or probable reserves. As a result of a study of gold reserves of its mineral properties, the Company has recorded a $4,666,481 (2000 - $12,643,590; 1999 - $5,497,813) write-down of its investment in mineral properties for United States reporting purposes. Since the fair value of the Company's other properties exceed their capitalized cost, there has been no adjustment to the cost of these properties. The estimated fair value of the properties would vary if future conditions do not occur in accordance with assumptions.

(Expressed in Canadian dollars)

15. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd.....)

(4) Marketable Securities

For Canadian GAAP purposes short term marketable securities are carried at the lower of aggregate cost or current market value, with any unrealized loss included in the consolidated statements of operations.

In May 1993, the FASB issued SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities", which became effective for years beginning after December 31, 1993. The statement requires that certain investments be classified into available-for-sale or trading securities stated at fair market values. Any unrealized holding gains or losses are to be reported as a separate component of shareholders' equity until realized for available-for-sale securities, and included in earnings for trading securities. Under SFAS No. 115, the Company's investment in marketable securities in the amount of $235,901 would be classified as trading securities and its investment in long-term investment securities in the amount of $2,643,338 would be classified as available-for-sale securities.

(5) Accounting for Derivative Instruments and Hedging Activities

Effective January 1, 2001, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities".

At December 31, 2001, the Company's hedging contracts used to reduce exposure to precious metal prices, consisted of forward sales contracts. The Company settles these contracts through the physical delivery of production from its operations at the contract settlement dates. Therefore, the forward sales contracts meet the criteria for the normal purchases and sales exemption of SFAS No. 133, as amended by SFAS No. 138. Accordingly, recognition of the precious metals forward sales contract will continue to be deferred until settlement.

(6) Comprehensive Income

In June 1997, the FASB issued SFAS No. 130 "Reporting Comprehensive Income". SFAS No. 130 establishes standards for the reporting and display of comprehensive income and its components (revenue, expenses, gains and losses). The purpose of reporting comprehensive income is to present a measure of all changes in shareholders' equity that result from recognized transactions and other economic events of the year, other than transactions with owners in their capacity as owners.

(7) Convertible Notes

Under Canadian GAAP, the Company presents the separate equity and liability components of the convertible notes. This accounting policy is not permitted under United States GAAP. Accordingly, additional interest expenses determined under Canadian GAAP have been deducted to arrive at net loss and all proceeds allocated to the equity component of convertible notes would be classified as a non-current liability rather than equity under United States GAAP.

(Expressed in Canadian dollars)

15. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd.....)

(8) Recent Accounting Pronouncements

In March 2000, the Accounting Standards Board of the CICA issued Accounting Guideline No. 11 entitled Enterprises in the Development Stage – ("AcG 11"). The guideline addresses three distinct issues: (i) capitalization of cost/expenditures, (ii) impairment, and (iii) disclosure. Prior to its issuance, development stage entities were exempt from certain aspects of Canadian GAAP. AcG 11 will require that all companies account for a transaction based on the underlying characteristics of the transaction rather than the maturity of the enterprise. In addition, AcG 11 will require specific disclosure of information by development stage companies. The guideline is effective no later than fiscal periods beginning on or after April 1, 2000, which is the Company's 2001 fiscal year. The Company is aware that there are two alternative views of how AcG 11 affects mining companies with respect to the deferral of exploration costs. CICA Handbook Section 3061 "Property, Plant and Equipment" in paragraph 21 states "For mining property, the cost of the asset includes exploration costs if the enterprise considers that such costs have the characteristics of property, plant and equipment." The Company considers that exploration costs meeting the criteria set out in note 2 to have the characteristics of property, plant and equipment and accordingly defers such costs. Under the view adopted by the Company, deferred exploration costs would not automatically be subject to regular assessments of recoverability, unless conditions, such as those discussed in AcG 11, exist.

In June 2001, the FASB issued SFAS No. 141, "Business Combinations", which supersedes Accounting Principles Board ("APB") Opinion No. 16, "Business Combinations", and SFAS No. 38, "Accounting for Preacquisition Contingencies of Purchased Enterprises". Concurrently, the Accounting Standards Board ("ASB") in Canada issued CICA Handbook Section 1581, "Business Combinations", which is consistent with SFAS No. 141. This statement will change the accounting for business combinations and goodwill. SFAS No. 141 and CICA Handbook Section 1581 require that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Use of the pooling-of-interests method is no longer permitted. This statement also establishes criteria for separate recognition of intangible assets acquired in a purchase business combination. This statement also applies to all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001, or later.

In June 2001, the FASB issued Statement No. 142, "Goodwill and other Intangible Assets", which supersedes APB Opinion No. 17, "Intangible Assets". Concurrently, the ASB in Canada issued CICA Handbook Section 3062, "Goodwill and Other Intangible Assets", which is consistent with SFAS No. 142. This statement requires that goodwill no longer be amortized to earnings, but instead be reviewed for impairment. This statement is effective for fiscal years beginning after December 15, 2001, and is required to be applied at the beginning of an entity's fiscal year and to be applied to all goodwill and other intangible assets recognized in its financial statements at that date. Impairment losses for goodwill and indefinite-lived intangible assets that arise due to the initial application of this statement (resulting from a transitional impairment test) are to be reported as resulting from a change in accounting principle. Under an exception to the date at which this statement becomes effective, goodwill and intangible assets acquired after June 30, 2001, will be subject immediately to the non-amortization and amortization provisions of this statement.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"), which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The Company does not anticipate that the adoption of this statement will have a significant impact on its consolidated financial statements.

(Expressed in Canadian dollars)

15. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd.....)

(8) Recent Accounting Pronouncements (cont'd.....)

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment on Disposal of Long-lived Assets" (SFAS 144), which supersedes SFAS No. 121, "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed of". SFAS No. 144 applies to all long-lived assets (including discontinued operations) and consequently amends APB Opinion No. 30, "Reporting Results of Operations – Reporting the Effects of Disposal of a Segment of a Business". SFAS No. 144 requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less cost to sell. That requirement eliminates APB Opinion No.30's requirement that discontinued operations be measured at net realizable value or that entities include under "discontinued operations" in the financial statements amounts for operating losses that have not yet occurred. Additionally, SFAS No. 144 expands the scope; of discontinued operations to include all components of an entity with operations that (1) can be distinguished from the rest of the entity and (2) will be eliminated from the ongoing operations of the entity in a disposal transaction. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001, and, generally, its provisions are to be applied prospectively. The Company has not yet determined the impact of this statement on its consolidated financial statement.

The impact of the above differences between Canadian GAAP and United States GAAP on the consolidated balance sheet items as reported, is as follows:

	2001			2000		
	Balance as Reported	Adjustments	Balance as per United States Reporting Requirements	Balance as Reported	Adjustments	Balance as per United States Reporting Requirements
Current assets	$ 27,859,341	$ 33,817	$ 27,893,158	$ 21,043,385	$ -	$ 21,043,385
Security deposits	306,218	-	306,218	255,131	-	255,131
Long-term investment securities	2,643,338	(2,033,338)	610,000	2,643,338	(1,339,338)	1,304,000
Property, plant and equipment	166,265,454	(765,498)	165,499,956	135,444,453	(765,498)	134,678,955
Deferred financing fee	1,269,652	-	1,269,652	101,453	-	101,453
Deferred acquisition cost	-	-	-	4,598,639	-	4,598,639
Allowance for write-down of mineral properties	-	(46,591,712)	(46,591,712)	-	(41,925,231)	(41,925,231)
	$ 198,344,003	$ (49,356,731)	$ 148,987,272	$ 164,086,399	$ (44,030,067)	$ 120,056,332
Current liabilities	$ 19,926,621	$ -	$ 19,926,621	$ 18,091,457	$ -	$ 18,091,457
Reclamation provision	1,250,151	-	1,250,151	1,485,301	-	1,485,301
Long-term debts	24,829,792	139,099	24,968,891	32,656,570	-	32,656,570
Deferred charges	646,821	-	646,821	797,127		797,127
Minority interest	7,752,099	-	7,752,099	142,886	-	142,886
Shareholders' equity	143,938,519	(49,495,830)	94,442,689	110,913,058	(44,030,067)	66,882,991
	$ 198,344,003	$ (49,356,731)	$ 148,987,272	$ 164,086,399	$ (44,030,067)	$ 120,056,332

(Expressed in Canadian dollars)

15. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd.....)

The impact of the above differences between Canadian GAAP and United States GAAP on the income (loss) for the period would be as follows:

	2001	2000	1999
Income for the year, as reported	$ 68,394	$ 3,304,556	$ 5,272,947
Compensation expense on granting of stock options	(2,129,539)	(2,447,767)	(734,015)
Adjustments to mineral properties	(4,666,481)	(12,643,590)	(5,508,613)
Accretion of interest on convertible notes	71,039	-	-
Unrealized gain on trading securities	33,817	-	-
Loss for the year in accordance with United States GAAP	$ (6,622,770)	$ (11,786,801)	$ (969,681)
Basic and diluted loss per share in accordance with United States GAAP	$ (0.10)	$ (0.22)	$ (0.02)

The impact of the above differences between Canadian GAAP and United States GAAP on the consolidated statements of cash flows would be as follows:

	2001	2000	1999
Cash flows provided by operating activities, Canadian GAAP	$ 10,504,657	$ 11,017,482	$ 2,692,740
Adjustments to mineral properties	(2,281,481)	(988,443)	(1,239,955)
Cash flows provided by operating activities United Stated GAAP	8,223,176	10,029,039	1,452,785
Cash flows used in investing activities, Canadian GAAP	(19,395,661)	(18,765,699)	(2,817,345)
Adjustments to mineral properties	2,281,481	988,443	1,239,955
Cash flows used in investing activities, United States GAAP	(17,114,180)	(17,777,256)	(1,577,390)
Cash flows provided by financing activities, Canadian and United States GAAP	19,070,807	5,480,517	1,783,111
Effect of exchange rate changes on cash and cash equivalents	(188,414)	33,279	(541,359)
Net increase (decrease) in cash and cash equivalents during the year	9,991,389	(2,234,421)	1,117,147
Cash and cash equivalents, beginning of year	4,418,442	6,652,863	5,535,716
Cash and cash equivalents, end of year	$ 14,409,831	$ 4,418,442	$ 6,652,863

(Expressed in Canadian dollars)

15. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd.....)

	2001	2000	1999
Comprehensive loss:			
Loss for the year in accordance with United States GAAP	$ (6,622,770)	$(11,786,801)	$ (969,681)
Net change in cumulative translation adjustments	(4,331,411)	948,317	(1,150,268)
Net change in market value of available-for-sale securities	(694,000)	(1,339,338)	-
Comprehensive loss in accordance with United States GAAP	$(11,648,181)	$(12,177,822)	$(2,119,949)

	2001	*2000*	*1999*
Accumulated other comprehensive loss:			
Accumulated other comprehensive loss, beginning of year	$ (3,023,189)	$ (2,632,168)	$ (1,481,900)
Change in cumulative translation adjustments	(4,331,411)	948,317	(1,150,268)
Change in value of available-for-sale securities	(694,000)	(1,339,338)	-
Accumulated other comprehensive loss, end of year	$ (8,048,600)	$ (3,023,189)	$(2,632,168)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Crystallex International Corporation
(Registrant)

Date April 1, 2002

By ______________ (Signature)*
K.Y. Sze Tho, Chief Financial Officer

*Print the name and title of the signing officer under his signature.